Exhibit 99.3
CONSENT OF EXPERT
FILED BY SEDAR
May 20, 2011
British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Goldcorp Inc.

Re:	Report Entitled “Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Maryse Belanger, P.Geo., Director Technical Services, Goldcorp Inc., to the public filing of the technical report entitled “Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the written disclosure contained in Goldcorp Inc.’s press release (the “Press Release”) dated April 5, 2011.
I hereby confirm that I have read the written disclosure contained in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure.
Sincerely,

/s/ Maryse Belanger Maryse Belanger, P.Geo. Director Technical Services Goldcorp Inc.